Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of EGPI Firecreek, Inc. (the “Company”) of our report dated April 14, 2009, on the balance sheets of the Company as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity (deficiency), and cash flows for the years ended December 31, 2008 and 2007. We have also reviewed the quarterly financial statement as of September 30, 2009 of the above company.  Our report includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to our firm under the captions "Experts" in such Registration Statement.

/s/ DONAHUE ASSOCIATES L.L.C.

Monmouth Beach, New Jersey 07750
February 11, 2010